Filed Pursuant to Rule 424(b)(1)
Registration No. 333-133387

9,420,291 Shares

Common Stock

This prospectus relates to shares of common stock that may be sold by the selling stockholders identified in this prospectus. Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock. The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders under this prospectus only as the warrants are exercised. The selling stockholders acquired the shares offered by this prospectus in a private placement of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.” On May 9, 2006, the closing price of our common stock was $6.79.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date of this prospectus, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, in-licensing transactions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, before you decide to purchase our common stock. If any of these possible adverse events actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or apart of your investment. Please see “Special Note Regarding Forward-Looking Statements” and “Incorporation by Reference.”

THE COMPANY

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics for use in oncology and other unmet medical needs. We have built our product candidate portfolio through internal discovery and the in-licensing of novel cancer therapeutics. We are advancing our product candidates through in-house research and development efforts and strategic collaborations with leading pharmaceutical and biopharmaceutical companies. We believe the quality and breadth of our product candidate pipeline, platform technology, strategic collaborations and scientific team will enable us to become a fully integrated biopharmaceutical company with a diversified portfolio of novel therapeutics for major diseases.

We are advancing three proprietary oncology product candidates, SNS-595, SNS-032 and SNS-314, through in-house research and development efforts. Our lead product candidate, SNS-595, is a novel cell cycle inhibitor. With SNS-595, we are currently conducting one Phase II clinical trial in small cell lung cancer, one Phase II clinical trial in non-small cell lung cancer and a Phase I clinical trial in acute leukemias. We in-licensed this compound from Dainippon Sumitomo Pharma Co., Ltd., or Dainippon, in October 2003. Our second most advanced product candidate, SNS-032, is a cyclin-dependent kinase, or CDK, inhibitor. We are currently conducting a Phase I/II clinical trial with SNS-032 in patients with advanced solid tumors. We in-licensed this compound from Bristol-Myers Squibb, or BMS, in April 2005. We are also developing SNS-314, an Aurora kinase inhibitor, for the treatment of cancer, and we expect to file an investigational new drug application, or IND, in 2006. We have worldwide development and commercialization rights to SNS-595, SNS-032 (for diagnostic and therapeutic applications) and SNS-314. We may in the future enter into collaborations to maximize the commercial potential of these programs.

We have developed a proprietary method of discovering drugs in pieces, or fragments. We call this fragment-based discovery approach “Tethering.” Tethering is a process whereby a target protein known to be involved in a disease process is engineered to facilitate the binding of small drug fragments. Once a small fragment is identified, the fragment is built out using the target protein’s surface as a template to make a new full-size therapeutic compound. We combine Tethering with other drug discovery tools, such as structure-based design and medicinal chemistry, to discover and develop novel therapeutics for major diseases. In addition to its use in our internal drug discovery efforts, Tethering is the basis of our four strategic collaborations with Biogen Idec, Johnson & Johnson PRD and Merck. We believe that our strategic collaborations will enable us to leverage and expand our internal development capabilities, manage our cash expenditures and diversify risk across our pipeline.

In September 2005, we completed our initial public offering on the Nasdaq National Market, or Nasdaq, through the issuance of 6,000,000 shares of common stock. In November 2005, we issued an additional 51,126 shares of common stock in connection with the underwriters’ partial exercise of their over-allotment option,. We received gross proceeds of approximately $42.4 million. In this prospectus, we refer to this offering as the “IPO.”

In March 2006, we entered into a Common Stock and Warrant Purchase Agreement with the selling stockholders pursuant to which we issued to them, for an aggregate purchase price of approximately $45.3 million, 7,246,377 shares of our common stock and warrants to purchase up to 2,173,914 additional shares of our common stock. The purchase price for the common stock and the exercise price for the warrants is $6.21 per share. Investors in the financing paid an additional purchase price equal to $0.125 for each share of common stock underlying the warrants. All securities were sold in a private placement exempt from registration under the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. In this prospectus, we refer to this private placement as the “2006 PIPE.” This prospectus covers the resale by the selling stockholders of the shares of common stock and the shares of common stock issuable upon exercise of the warrants that were issued in the 2006 PIPE.

We were incorporated in Delaware in February 1998 as Mosaic Pharmaceuticals, Inc., and we subsequently changed our name to Sunesis Pharmaceuticals, Inc. Our principal executive offices are located at 341 Oyster Point Boulevard, South San Francisco, California 94080, and our telephone number is (650) 266-3500. Our website address is www.sunesis.com. Information contained in, or accessible through, our website is not a part of this prospectus. References in this prospectus to “we,” “us,” “our,” “our company” or “Sunesis” refer to Sunesis Pharmaceuticals, Inc.

Sunesis, Tethering and  , our logo, are registered trademarks of our company. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering. The selling stockholders will receive all of the proceeds from this offering. We will receive proceeds from any cash exercise of warrants by the selling stockholders. We will use any such proceeds for general corporate purposes, including capital expenditures and working capital.

MANAGEMENT

Executive Officers and Directors

The following table lists our executive officers and directors and their respective ages and positions as of March 31, 2006:

Name	Age	Position

James W. Young, Ph.D.	61	Executive Chairman
Daniel N. Swisher, Jr.	43	President, Chief Executive Officer and Director
Eric H. Bjerkholt	46	Senior Vice President and Chief Financial Officer
Daniel C. Adelman, M.D.	48	Senior Vice President of Drug Discovery and Development
Daryl B. Winter, Ph.D., J.D.	62	Senior Vice President, General Counsel and Corporate Secretary
Anthony B. Evnin, Ph.D.(1)(2)	65	Director
Stephen P.A. Fodor, Ph.D.(3)	52	Director
Matthew K. Fust(1)	41	Director
Steven D. Goldby(2)(3)	65	Director
Russell C. Hirsch, M.D., Ph.D.(2)(3)	43	Director
Jonathan S. Leff(1)(2)	37	Director
James A. Wells, Ph.D.	55	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

James W. Young, Ph.D.  has served as our Executive Chairman since May 2000. From May 2000 to November 2003, Dr. Young served as our Chief Executive Officer. From September 1995 to March 2000, Dr. Young served as Vice President for Research, as Senior Vice President, Research and Development, and as Group Vice President at ALZA Corporation, a provider of drug delivery solutions. From September 1992 to August 1995, Dr. Young served as Senior Vice President for Business Development and as President of the Pharmaceuticals Division of Affymax, N.V. From September 1987 to August 1992, he served as Senior Vice President for Business Development and as Senior Vice President and General Manager of the Pharmaceuticals Division at Sepracor Inc. Dr. Young holds a B.S. in Chemistry from Fordham University and a Ph.D. in Organic Chemistry from Cornell University.

Daniel N. Swisher, Jr.  has served as our Chief Executive Officer and a member of our board of directors since December 2003 and as our President since August 2005. From December 2001 to December 2003, he served as our Chief Business Officer and Chief Financial Officer. From June 1992 to September 2001, Mr. Swisher served in various management roles, including Senior Vice President of Sales and Marketing for ALZA Corporation. Mr. Swisher holds a B.A. in History from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Eric H. Bjerkholt  has served as our Senior Vice President and Chief Financial Officer since January 2004. From January 2002 to January 2004, Mr. Bjerkholt served as Senior Vice President and Chief Financial Officer at IntraBiotics Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Bjerkholt was a co-founder of LifeSpring Nutrition, Inc., a privately held nutraceutical company, and from May 1999 to March 2002 served at various times as its Chief Executive Officer, President and Chief Financial Officer. From 1990 to 1997, Mr. Bjerkholt was an investment banker at J.P. Morgan & Co. Mr. Bjerkholt is a member of the Board of Directors of StemCells, Inc., a biotechnology company. Mr. Bjerkholt holds a Cand. Oecon degree in Economics from the University of Oslo and an M.B.A. from Harvard Business School.

Daniel C. Adelman, M.D.  has served as our Senior Vice President of Drug Discovery and Development since September 2004. From May 2003 to August 2003, he served as our Senior Vice President of Clinical Development. From May 1998 to May 2003, Dr. Adelman served in various roles, including Vice President of Clinical Operations and Biometrics at Pharmacyclics, Inc., a pharmaceutical company. From December 1994 to May 1998, Dr. Adelman served as Clinical Scientist at Genentech, Inc. Dr. Adelman began his career at University of California, San Francisco, School of Medicine, where he was Director of Clinical Allergy/Immunology in the Division of Allergy and Immunology, and Director of the Outpatient Center for Clinical Research. He continues to serve as Adjunct Professor of Medicine at University of California, San Francisco, is a fellow of both the American Academy of Allergy and Immunology and the American College of Physicians and is on the editorial board of Clinical Immunology. Dr. Adelman is board-certified in allergy and immunology and completed a National Institutes of Health/Public Health Service Tumor Immunology Fellowship at University of California, Los Angeles, School of Medicine. He holds a B.A. in Biology from University of California, Berkeley and an M.D. from the University of California, Davis.

Daryl B. Winter, Ph.D., J.D.  has served as our Senior Vice President, General Counsel and Corporate Secretary since April 2000. From July 1989 to January 1999, Dr. Winter served as patent and licensing counsel at Genentech, Inc. Dr. Winter holds a B.S. in Chemistry from the University of Washington and a Ph.D. in Biochemistry from the State University of New York and was a National Institutes of Health Post-doctoral Fellow. He also holds a J.D. from Northwestern University School of Law.

Anthony B. Evnin, Ph.D.  has served as a member of our board of directors since 1998. Dr. Evnin has been with Venrock Associates, a venture capital firm, since 1974 and is currently a Managing General Partner. He is currently a member of the Board of Directors of Coley Pharmaceutical Group, Inc., Icagen, Inc., Memory Pharmaceuticals Corp. and Renovis, Inc., each a biopharmaceutical company. He holds an A.B. in Chemistry from Princeton University and a Ph.D. in Chemistry from Massachusetts Institute of Technology.

Stephen P.A. Fodor, Ph.D.  has served as a member of our board of directors since 2001. Dr. Fodor is founder, Chairman, and Chief Executive Officer of Affymetrix, Inc., a biotechnology company. He is also a co-founder of Perlegen Sciences, Inc., a biotechnology company, and has served as Chairman of Perlegen’s Board of Directors since the company’s inception. Dr. Fodor previously held various positions at the Affymax Research Institute from 1989 to 1992, where he led the development of the GeneChip Technology. Dr. Fodor holds an M.S. in Biochemistry from Washington State University and an M.A. and a Ph.D. in Chemistry from Princeton University.

Matthew K. Fust  has served as a member of our board of directors since May 2005. Since May 2003, Mr. Fust has been Chief Financial Officer at Jazz Pharmaceuticals, Inc., a pharmaceutical company. From May 2002 to May 2003, Mr. Fust was Chief Financial Officer at Perlegen Sciences, Inc., a biotechnology company. From June 1996 to January 2002, Mr. Fust was with ALZA Corporation, a pharmaceutical company, first as Controller and then as Chief Financial Officer. Mr. Fust holds a B.A. in Accounting from the University of Minnesota and an M.B.A. from Stanford Graduate School of Business.

Steven D. Goldby  has served as a member of our board of directors since 2001. Since July 1998, Mr. Goldby has served as Chairman and Chief Executive Officer of Symyx Technologies, Inc., a material sciences company. From 1982 to 1997, Mr. Goldby served as Chief Executive Officer of MDL Information Systems, Inc. From 1968 to 1973, Mr. Goldby held various management positions at ALZA Corporation, including President of ALZA Pharmaceuticals. Mr. Goldby holds a B.S. in Chemistry from the University of North Carolina and a J.D. from Georgetown University Law Center.

Russell C. Hirsch, M.D., Ph.D.  has served as a member of our board of directors since 1998. Since February 2001, Dr. Hirsch has served as a Managing Director of Prospect Management Co. II, LLC. Prior to joining Prospect Management Co. II, LLC, he was a member of the Health Care Technology Group at Mayfield Fund. He joined Mayfield Fund in 1992 and served as a Venture Partner from 1993 to 1994 and as a General Partner from 1995 to 2000. Dr. Hirsch holds a B.A. in Chemistry from the University of Chicago and an M.D. and a Ph.D. in Biochemistry from the University of California, San Francisco. Dr. Hirsch has advised us of his intention not to stand for re-election to our board of directors at the end of his current term expiring at the 2006 annual meeting of stockholders. As of the date of this prospectus, our nominating and governance committee has not yet identified a candidate to fill the vacancy being created by Dr. Hirsch’s planned departure.

Jonathan S. Leff  has served as a member of our board of directors since 2000. Since January 2000, Mr. Leff has served as a Partner of Warburg, Pincus  & Co., which is the Managing Partner of Warburg Pincus LLC, and as a Managing Director and Member of Warburg Pincus LLC. Mr. Leff served as a Vice President of Warburg Pincus LLC from January 1999 to December 1999 and as an Associate from July 1996 to December 1998. Mr. Leff serves on the Board of Directors of Allos Therapeutics, Inc., a biopharmaceutical company, Altus Pharmaceuticals Inc., a biopharmaceutical company, Intermune, Inc., a biopharmaceutical company, Neurogen Corporation, a small molecule drug discovery and development company, and ZymoGenetics Inc., a biotherapeutic company. Mr. Leff holds a B.A. in Government from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

James A. Wells, Ph.D.  is a co-founder of our company and has served as a member of our board of directors since our inception in 1998. From April 1998 to August 2005, he served as our President and Chief Scientific Officer. Since August 2005, Dr. Wells has served as chairman of our Scientific Advisory Board and as a consultant to our company. He is a Professor of Pharmaceutical Chemistry and Cellular and Molecular Pharmocology and Director of the Small Molecule Discovery Center at the University of California, San Francisco. He has published more than 100 peer-reviewed scientific papers and has been named inventor on more than 50 issued or filed patents. He has won a number of research awards including the Pfizer Award in Enzyme Chemistry given by the American Chemical Society in 1990, the DuVignead award given by the American Peptide Society in 1998, the Aviv Award given by the Protein Society in 1998 and the Hans Neurath Award given by the Protein Society in 2003. In 1999, he was elected as a Member to the U.S. National Academy of Sciences. Dr. Wells holds a B.A. in Biochemistry from the University of California at Berkeley and a Ph.D. in Biochemistry from Washington State University and was a Damon Runyon-Walter Winchell Post-doctoral Fellow in the Biochemistry Department at Stanford University.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors are Drs. Fodor, Hirsch and Young, and their terms will expire at the annual meeting of stockholders to be held in 2006;

•	the Class II directors are Drs. Evnin and Wells and Mr. Goldby, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	the Class III directors are Messrs. Leff, Fust and Swisher, and their terms will expire at the annual meeting of stockholders to be held in 2008.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee is chaired by Mr. Fust, and also includes Dr. Evnin and Mr. Leff, all of whom are independent, within the meaning of applicable SEC and Nasdaq rules. The board has designated Mr. Fust as the audit committee financial expert, as such term is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002 and the Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our audit committee is responsible for, among other things:

•	overseeing the accounting and financial reporting processes of our company and the audits of our financial statements;

•	assisting our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements and (iii) the performance of our internal audit function;

•	interacting directly with and evaluating the performance of the independent registered public accounting firm, including determining whether to engage or dismiss the independent registered public accounting firm and monitoring the independent registered public accounting firm’s qualifications and independence; and

•	preparing the report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

The compensation committee is chaired by Dr. Evnin, and also includes Dr. Hirsch and Messrs. Goldby and Leff, all of whom are independent within the meaning of applicable Nasdaq rules. Each member of the compensation committee is an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986 and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934. We believe that the composition and functioning of our compensation committee complies with all applicable Nasdaq requirements. We intend to comply with future requirements to the extent they become applicable to us.

Our compensation committee is responsible for, among other things:

•	assisting our board of directors in discharging its responsibilities with respect to officer, employee, consultant and director compensation, including making recommendations to our board of directors regarding non-employee director compensation;

•	approving and evaluating our executive compensation plans, policies and programs, including determining the compensation of our chief executive officer, other officers, non-officer employees and consultants; and

•	supervising the administration of our stock option plans, employee stock purchase plan and other compensation and incentive programs, and administering any plans and programs designed and intended to provide compensation for our officers; and

•	preparing the report required by SEC rules to be included in our annual proxy statement.

Our compensation committee has the authority to delegate to one or more subcommittees to the extent allowed by applicable law.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is chaired by Mr. Goldby, and also includes Drs. Fodor and Hirsch, all of whom are independent, within the meaning of applicable SEC and Nasdaq rules. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our nominating and corporate governance committee is responsible for, among other things:

•	recommending to our board of directors the composition and operations of our board of directors;

•	identifying individuals qualified to serve as members of our board of directors, and identifying and recommending that our board of directors select the director nominees for the next annual meeting of stockholders and to fill vacancies;

•	recommending to our board of directors the responsibilities of each board committee, the composition and operation of each board committee, and the director nominees for assignment to each board committee; and

•	overseeing our board of directors’ annual evaluation of its performance and the performance of other board committees.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Drs. Evnin and Hirsch and Messrs. Goldby and Leff.

None of the members of our compensation committee has, at any time, been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

The non-employee members of our board of directors, or an Eligible Director, currently receive annual cash compensation of $20,000 in connection with their services as directors. An Eligible Director also receives an additional $3,000 per year for serving as a member of a committee of our board of directors or $5,000 per year for serving as chairman of a committee of our board of directors.

In 2005, Eligible Directors who were not affiliated with any person, or group of affiliated persons, who beneficially own more than 5% of our voting securities, received $20,000 in connection with their services as directors.

In August 2005, in connection with Dr. Wells’ resignation as our President and Chief Scientific Officer, we entered into a consulting agreement with Dr. Wells. Under the consulting agreement, Dr. Wells acts as chairman of our Scientific Advisory Board, or SAB, and provides consulting services to our company. Under the consulting agreement, Dr. Wells is entitled to receive $1,500 per day for each SAB meeting he attends and up to $5,000 for two days of consulting per month, with each additional consulting day paid at a rate of $3,000 per day. Stock options currently held by Dr. Wells will continue to vest during the 12-month period beginning on the date of the consulting agreement.

In connection with their services as directors: Mr. Goldby was granted options to acquire 7,059 shares of common stock in April 2005 and 2,941 shares of common stock in November 2005; Dr. Fodor was granted options to acquire 7,059 shares of common stock in April 2005 and 2,941 shares of common stock in November 2005; and Mr. Fust was granted options to acquire 21,176 shares of common stock in May 2005 and 8,824 shares of common stock in November 2005. The options granted to Mr. Goldby and Dr. Fodor in April 2005 and the option granted to Mr. Fust in May 2005 each has an exercise price of $9.56 per share. The options granted to Mr. Goldby, Dr. Fodor and Mr. Fust in November 2005 each has an exercise price of

$5.25 per share. Each option vests in full on the first anniversary of the date of grant, except for the options granted to Mr. Fust in May 2005 and November 2005 which vest in two annual installments from the date of grant. Our Eligible Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings.

Executive Compensation

The following table sets forth the compensation awarded to, earned by or paid to our Chief Executive Officer and our other four most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us during 2003, 2004 and 2005. We refer to these persons as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

				Long Term
				Compensation
				Securities
		Annual Compensation		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation(1)

Daniel N. Swisher, Jr.	2005	$330,125	$75,000	235,000	$1,488
President and Chief Executive Officer	2004	305,000	74,000	91,765	1,118
	2003	268,992	55,000	47,059	1,538
Daniel C. Adelman, M.D.(2)	2005	263,500	70,000	120,000	1,068
Senior Vice President of Drug Discovery	2004	249,000	60,000	30,589	1,168
and Development	2003	138,000	25,000	47,059	848
Daryl B. Winter, Ph.D., J.D.	2005	264,375	55,000	60,000	768
Senior Vice President and General Counsel	2004	255,500	60,000	18,824	1,268
	2003	251,000	45,000	11,765	768
Eric H. Bjerkholt(3)	2005	251,563	67,000	120,000	895
Senior Vice President and	2004	240,682	55,000	76,471	895
Chief Financial Officer
James W. Young, Ph.D.(4)	2005	213,205	98,000	120,000	1,068
Executive Chairman	2004	204,000	49,000	11,765	768
	2003	312,562	61,000	0	1,068

(1)	Represents (i) term life insurance and accidental death and dismemberment insurance premiums and (ii) reimbursements for health club and red carpet club fees, each as applicable.

(2)	Dr. Adelman joined our company in May 2003.

(3)	Mr. Bjerkholt joined our company in January 2004.

(4)	Dr. Young’s bonus payment for 2005 includes a one time bonus of $50,000 approved by the compensation committee in connection with his efforts related to our IPO.

Stock Option Grants in 2005

The following table sets forth information with respect to stock options granted to our named executive officers during 2005.

2005 Option Grants

	Individual Grants
		Percent of
	Number of	Total			Potential Realizable Value at
	Securities	Options			Assumed Annual Rates of
	Underlying	Granted to	Exercise		Stock Price Appreciation for
	Options	Employees	Price per	Expiration	Option Term
	Granted	in 2005	Share	Date	5%	10%

Daniel N. Swisher, Jr.	235,000	17.7%	$5.25	11/29/2015	$775,898.75	$1,966,279.76
Daniel C. Adelman, M.D.	120,000	9.0	5.25	11/29/2015	396,203.61	1,004,057.75
Daryl B. Winter, Ph.D., J.D.	60,000	4.5	5.25	11/29/2015	198,101.81	502,028.87
Eric H. Bjerkholt	120,000	9.0	5.25	11/29/2015	396,203.61	1,004,057.75
James W. Young, Ph.D.	120,000	9.0	5.25	11/29/2015	396,203.61	1,004,057.75

In 2005, we granted options to purchase an aggregate of 1,326,990 shares of our common stock to our employees under our 1998 Stock Plan, 2001 Stock Plan and 2005 Plan. These options generally vest over a four-year period with 25% vesting on the first anniversary of the date of grant and the remaining 75% vesting 1/48th per month over the subsequent 36 months. The options granted in 2005 to the named executive officers vest 1/48th per month over four years. Each option has a 10-year term, subject to early termination if the optionee’s service with us ceases. Upon termination of employment, vesting will typically cease and the employee will typically have one to three months to exercise any vested options. Under certain circumstances in connection with a change in control, the vesting of certain option grants may accelerate and become immediately exercisable. Since our IPO, each option has been granted with an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the last trading date immediately preceding the date of grant. See “— Employee Benefit Plans” for more details regarding our stock option plans.

With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the exercise per share, which is equal to the closing price as reported on the Nasdaq National Market on the last trading date immediately preceding the date of grant;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the full ten year term of each option; and

•	subtracting from that result the aggregate option exercise price.

2005 Stock Option Values

The following table provides information concerning the number and value of unexercised options held by our named executive officers as of December 31, 2005. No options to purchase shares were exercised by our named executive officers in 2005. Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2005” are based on the closing price of $4.98 on the last trading date on or before December 31, 2005, net of exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection therewith. Our 1998 Stock Plan and our 2001 Stock Plan, under which we are no longer issuing new options, allow for the early exercise of options granted. All options exercised early are subject to repurchase by us at the original exercise price. The repurchase right lapses over time.

	Number of Securities		Value of Unexercised
	Underlying		In-The-Money
	Unexercised Options at		Options at
	December 31, 2005		December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel N. Swisher, Jr.	273,131	230,105	$651,813	$—
Daniel C. Adelman, M.D.	80,148	117,500	188,685	—
Daryl B. Winter, Ph.D., J.D.	64,780	58,750	164,355	—
Eric H. Bjerkholt	78,971	117,500	185,825	—
James W. Young, Ph.D.	96,618	117,500	228,707	—

Executive Severance Benefits Agreements

In August 2005, we entered into executive severance benefits agreements with each of our executive officers, which agreements supersede all prior agreements related to severance benefits.

Under the executive severance benefits agreements with Dr. Young and Mr. Swisher, if the executive’s employment with our company is terminated without cause or he is constructively terminated within 12 months following a change of control of our company, he is entitled to receive the following severance benefits subject to the terms of the agreement: a lump sum payment equal to 18 months of his base salary at the time of termination; a lump sum payment equal to 150% of his target bonus for the fiscal year during which the termination occurs, with such bonus determined assuming that all of the performance objectives for such fiscal year have been obtained; and continued health benefits for 18 months following termination. In addition, if the executive’s employment with our company is terminated without cause or he is constructively terminated prior to, or more than 12 months following, a change of control of our company, he is entitled to receive the following severance benefits subject to the terms of the agreement: a payment equal to 12 months of his base salary at the time of termination; and continued health benefits for 12 months following termination. Dr. Young’s agreement also provides that he will devote 60% of his business time and attention to the business of our company.

Under the executive severance benefits agreements with Mr. Bjerkholt and Drs. Adelman and Winter, if the executive’s employment with our company is terminated without cause or he is constructively terminated within 12 months following a change of control of our company, he is entitled to receive the following severance benefits subject to the terms of the agreement: a lump sum payment equal to 14 months of his base salary at the time of termination; a lump sum payment equal to 117% of his target bonus for the fiscal year during which the termination occurs, with such bonus determined assuming that all of the performance objectives for such fiscal year have been obtained; and continued health benefits for 14 months following termination. In addition, if the executive’s employment with our company is terminated without cause or he is constructively terminated prior to, or more than 12 months following, a change of control of our company, he is entitled to receive the following severance benefits subject to the terms of the agreement: a payment equal to 9 months of his base salary at the time of termination; and continued health benefits for 9 months following termination. Dr. Winter’s agreement also provides that we pay the costs of his state bar association dues, his required continuing legal education courses and those professional education programs reasonably necessary for the performance of his duties as our chief legal officer.

Under each of the executive severance benefits agreements, in connection with a change of control of our company, 50% of the executive’s then-outstanding stock awards will become immediately and fully vested and exercisable. In addition, if the executive’s employment with our company is terminated without cause or he is constructively terminated within 12 months following a change of control of our company, all of the executive’s then-outstanding stock awards will become immediately and fully vested and exercisable. If the executive’s employment with our company is terminated without cause or he is constructively terminated prior to, or more than 12 months following, a change of control of our company, the vesting and/or exercisability of each of his then-outstanding stock awards will be accelerated on the date of termination as to the number of stock awards that would vest over the 12-month period following the date of termination had the executive remained continuously employed by our company during such period.

Each of the executive severance benefits agreements provides that, in the event that any benefits would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code the executive will receive the greater, on an after-tax basis (taking account of all federal, state and local taxes and excise taxes), of such benefits or such lesser amount of benefits as would result in no portion of the benefits being subject to the excise tax. An executive’s receipt of any severance benefits is subject to his execution of a release in favor of our company.

Bonus Program

In March 2006, our compensation committee amended our bonus program, or Bonus Program. Our Bonus Program is administered by our compensation committee and management. The purpose of our Bonus Program is to reward employees for successful achievement of corporate, group and individual objectives. Under our Bonus Program, all of our regular employees in good standing, including our executive officers, are eligible to receive cash bonuses. The target bonus for each of our executive officers is 30% of base salary, except for Mr. Swisher, whose target bonus is 40% of his base salary. Cash bonuses, if any, for eligible employees hired mid-year are prorated. For each Performance Period, the size of the potential bonus pool is initially the sum of target bonuses for all eligible employees. The proposed bonus target amounts are based on benchmark data from similarly situated biotechnology companies obtained from an independent source.

Our compensation committee historically sets a one-year performance period running from January 1 through December 31, or a Performance Period, and establishes a list of corporate goals, in consultation with management, for each Performance Period. Our compensation committee has approved specific goals and targets in five equally weighted categories: (i) corporate financial goals, (ii) business development goals, (iii) clinical development goals, (iv) research and partnered program goals and (v) employee development goals.

At the end of each Performance Period, our compensation committee and management determine the degree to which we have met our overall objectives for such Performance Period and may adjust the bonus pool upward or downward accordingly. After such adjustment, target bonus amounts for eligible employees are adjusted on a pro rata basis. Actual bonus awards, if any, to individual employees may be adjusted based upon the achievement of group and individual objectives, as well as individual effort and teamwork. No such adjustments may cause the aggregate bonus payouts to exceed the size of the bonus pool.

Employee Benefit Plans

2005 Equity Incentive Award Plan

Our 2005 Equity Incentive Award Plan, which we refer to as the 2005 Plan, is intended to serve as the successor equity incentive program to our 1998 Stock Plan and 2001 Stock Plan, which we refer to sometimes as the predecessor plans. Our 2005 Plan was adopted by our board of directors in February 2005 and approved by our stockholders in September 2005. The 2005 Plan will terminate on the earlier of (i) 10 years after its adoption by our board of directors or (ii) when our compensation committee, with the approval of our board of directors, terminates the 2005 Plan.

Share Reserve.  1,779,396 shares of common stock have been authorized for issuance under our 2005 Plan plus any options granted under our predecessor plans that expire unexercised or are repurchased by us pursuant to the terms of such options. The number of shares of common stock reserved for issuance under our 2005 Plan will automatically increase on the first trading day of each year, beginning in 2006, by an amount equal to the least of (i) 4.0% of our outstanding shares of common stock on such date, (ii) 1,082,352 shares or (iii) a lesser amount determined by our board of directors. The maximum aggregate number of shares that may be issued or transferred under the 2005 Plan during the term of the 2005 Plan will be 11,294,112 shares. In addition, no participant in our 2005 Plan may be issued or transferred more than 235,294 shares of common stock pursuant to awards under the 2005 Plan per calendar year.

Equity Awards.  Our 2005 Plan provides for the following types of awards:

•	Stock Options. The 2005 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations. Stock options may be granted as “early exercise” stock options.

•	Restricted Stock. With respect to restricted stock, participants generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by us in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•	Performance Share Awards. Performance awards include stock bonuses or other performance or incentive awards paid in cash or common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of our common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on our common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•	Restricted Stock Units. The 2005 Plan provides for grants of our common stock to participants. Restricted stock units are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•	Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights which comply with the IRS requirements under Section 162(m) of the Internal Revenue Code for performance-based compensation. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of our common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Eligibility.  The individuals eligible to participate in our 2005 Plan include our officers and other employees, our non-employee board members and any consultants we hire.

Administration.  The 2005 Plan is administered by our compensation committee. This committee acts as the plan administrator and determines which eligible individuals are to receive awards under the 2005 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee also determines the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2005 Plan and outstanding equity awards. Amendments to the 2005 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Plan Features.  Our 2005 Plan includes the following features:

•	The exercise price for the shares of common stock subject to option grants made under our 2005 Plan may be paid in cash or in shares of common stock held by the optionee for longer than six months valued at fair market value on the exercise date. The option may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the committee may provide financial assistance to one or more optionees, provided such optionee is not an executive officer or board member in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

•	The 2005 Plan includes change in control provisions, which may result in the accelerated vesting of outstanding awards. In the event of a change in control of our company, for example, if we are acquired by merger or asset sale, each outstanding award under the 2005 Plan will accelerate and immediately vest with regard to 50% of the award, and if the remainder of the award is not to be assumed by the successor corporation, the full amount of the award will automatically accelerate and become immediately vested. Additionally, in the event the remainder of the award is assumed by the successor corporation, then any remaining unvested shares would accelerate and immediately vest in the event the optionee is terminated without cause or resigns for good reason within 12 months following such change in control.

Non-Employee Director Stock Options.  Under the 2005 Plan, our non-employee directors receive annual, automatic, non-discretionary grants of nonqualified stock options.

Each new non-employee director will receive an option to purchase 21,176 shares as of the date he or she first becomes a non-employee director. This option grant vests in equal annual installments over two years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 7,059 shares of our common stock, commencing with our 2006 annual meeting of stockholders. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service. The 2005 Plan provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan, which we refer to as our ESPP, was adopted by our board of directors in February 2005 and approved by our stockholders in September 2005. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve.  202,941 shares of our common stock were initially reserved for issuance. The number of shares of common stock reserved under our ESPP will automatically increase on the first trading day each year, beginning in 2006, by an amount equal to the least of: (i) 0.5% of our outstanding shares of common stock outstanding on such date, (ii) 135,294 shares or (iii) a lesser amount determined by our board of directors. The maximum aggregate number of shares which may be issued over the term of the ESPP is 1,352,941 shares. In addition, no participant in our ESPP may be issued or transferred more than $25,000 of shares of common stock pursuant to awards under the ESPP per calendar year.

Offering Periods.  The ESPP has a series of successive overlapping offering periods, with a new offering period beginning on the first business day of December 1 and June 1 each year. Each offering period, other than the initial offering period which began on the effective date of our IPO, has a duration of 12 months, unless otherwise determined by the compensation committee.

Eligible Employees.  Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

Payroll Deductions.  A participant may contribute up to 20% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of May and November each year. However, a participant may not purchase more than 1,176 shares on any purchase date, and not more than 2,353 shares may be purchased in total by any participant during any offering period. Our compensation committee has the authority to change these limitations for any subsequent offering period.

Reset Feature.  If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the one-year offering period, then that offering period will automatically terminate, and a new one-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

Change in Control.  Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights may either be assumed by the acquirer and all outstanding purchase rights will be exercised at an early purchase date prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share on the purchase date prior to the acquisition.

Plan Provisions.  The plan will terminate no later than 10 years after the date of its effectiveness. The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

2006 Employment Commencement Incentive Plan

Our 2006 Employment Commencement Incentive Plan, which we refer to as our 2006 Plan, was adopted by our board of directors in November 2005 and became effective in January 2006. The awards granted pursuant to the 2006 Plan are intended to be inducement awards pursuant to Nasdaq Marketplace Rule 4350(i)(1)(A)(iv). The 2006 Plan is not subject to the approval of the Company’s stockholders.

Share Reserve.  An aggregate of up to 200,000 shares of common stock may be issued pursuant to awards under the 2006 Plan.

Eligibility.  Only those employees who have not previously been employees or directors of our company or a subsidiary, or following a bona fide period of non-employment by our company or a subsidiary, are eligible to participate in the 2006 Plan and only if he or she is granted an award in connection with his or her commencement of employment with us or a subsidiary and such grant is an inducement material to his or her entering into employment with us or a subsidiary.

Equity Awards.  Our 2006 Plan provides for the following types of awards: non-qualified stock options, restricted stock, stock appreciation rights, performance shares, dividend equivalents, restricted stock units and stock payment awards. See “— 2005 Equity Incentive Award Plan” for a description of these awards.

Administration.  The board of directors or a committee thereof may administer the 2006 Plan. Awards may be granted under the 2006 Plan only upon the approval of a majority of the board’s independent directors or upon the approval of the compensation committee of the board of directors comprised of a majority of independent directors. Each award granted under the 2006 Plan will be in such form and will contain such terms and conditions as a majority of the board’s independent directors or the compensation committee of the board of directors deem appropriate. The provisions of separate awards need not be identical.

Plan Features.  See plan features described in “— 2005 Equity Incentive Award Plan — Plan Features.”

1998 Stock Plan and 2001 Stock Plan

In 1998, we adopted the 1998 Stock Plan, or 1998 Plan, which authorizes the issuance of up to 2,433,258 shares of our common stock. In 2001, we adopted the 2001 Stock Plan, or 2001 Plan, which authorizes the issuance of up to 339,682 shares of our common stock. Under both the 1998 Plan and 2001 Plan, our board of directors is authorized to grant incentive stock options or non-statutory stock options to eligible employees, members of our board of directors and consultants, although incentive stock options may be granted only to employees. Under both plans, incentive stock options may be granted at an exercise price of not less than 100% of the fair market value of common stock on the date of grant. Under the 1998 Plan, non-statutory stock options may be granted at a price not less than 85% of the fair market value of the common stock on the date of grant. Under the 2001 Plan, non-statutory stock options may be granted at a price determined by our board of directors. Options generally become exercisable 25% on the first anniversary of the vesting commencement date and then 1/48th for each month thereafter so that all options are fully vested and exercisable after four years, and expire no later than ten years from the date of grant.

The options currently outstanding under our 1998 Plan and 2001 Plan will terminate in the event we are acquired by merger or sale of substantially all our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. However, a number of those options also contain a special acceleration provision pursuant to which the shares subject to those options will immediately vest upon an involuntary termination of the optionee’s employment within 12 months following an acquisition in which the repurchase rights with respect to those shares are assigned to the acquiring entity. We do not intend to issue any future stock options under the 1998 Plan or 2001 Plan. The options granted under these predecessor plans will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2005 Plan to those options.

Equity Compensation Plan Information

The following table provides information as of December 31, 2005 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

	(A)		(B)	(C)
Number of Securities
Remaining Available for
Future Issuance Under
	Number of Securities to be		Weighted Average	Equity Compensation
	Issued Upon Exercise of		Exercise Price of	Plans (Excluding Securities
	Outstanding Options		Outstanding Options	Reflected in
Plan Category	and Rights		and Rights	Column A)

Equity Compensation Plans Approved by Stockholders(1)	2,994,701	(2)	$3.92	692,830	(3)
Equity Compensation Plans Not Approved by Stockholders(4)	—		—	—

Total	2,994,701		$3.92	692,830

(1)	Includes our 1998 Plan, 2001 Plan, 2005 Plan and ESPP.

(2)	Includes (i) 1,442,239 shares of common stock issuable upon the exercise of options granted under our 1998 Plan, all of which were exercisable as of December 31, 2005, (ii) 259,056 shares of common stock issuable upon the exercise of options granted under our 2001 Plan, all of which were exercisable as of December 31, 2005, and (iii) 1,293,406 shares of common stock issuable upon the exercise of options granted under our 2005 Plan, 26,609 of which were exercisable as of December 31, 2005. Excludes purchase rights currently accruing under the ESPP.

(3)	Includes (i) 489,889 shares of common stock available for issuance under our 2005 Plan and (ii) 202,941 shares of common stock available for issuance under our ESPP. 202,941 shares of our common stock were initially reserved for issuance under our ESPP. See “ — Employee Benefit Plans—2005 Equity Incentive Award Plan” and “—Employee Benefit Plans—Employee Stock Purchase Plan” for a description of formulas determining the number of shares reserved under our 2005 Plan and ESPP, respectively.

(4)	Our 2006 Plan became effective on January 1, 2006. 200,000 shares of our common stock are reserved for issuance under our 2006 Plan, which did not require stockholder approval pursuant to Nasdaq Marketplace Rule 4350 (i)(1)(A)(iv).

401(k) Plan

We sponsor a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986. All employees who have been employed by our company for at least 3 months are eligible to participate. Our 401(k) Plan is a discretionary contribution plan, whereby participants may voluntarily make pre-tax contributions to the 401(k) plan of up to 60% of their eligible earnings, up to the maximum statutory limit. Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan’s trustee. Each participant’s contributions, and the corresponding investment earnings, are generally not taxable until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have entered into indemnification agreements with our directors, executive officers and others. Under these agreements, we are required to indemnify them against expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by us), and in each case, to the extent actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From January 1, 2003 to the date of this prospectus, we have entered into the following transactions with our executive officers, directors and holders of more than 5% of our securities.

Investor Rights Agreement

We and the certain of our stockholders and warrant holders have entered into an agreement, pursuant to which these stockholders and warrant holders have registration rights with respect to their shares of common stock. See “Description of Capital Stock — Registration Rights” for a further description of the terms of this agreement.

Executive Severance Benefits Agreements

We have entered into executive severance benefits agreements with our executive officers. See “Management — Executive Severance Benefits Agreements.”

Consulting Agreement

We have entered into a consulting agreement with Dr. Wells, one of our directors. See “Management — Director Compensation.”

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Management — Limitations of Liability and Indemnification.”

Loans to Officers

We made the following loans to our officers:

					Largest Outstanding	Outstanding
					Balance During	Balance as of
		Principal		Interest	Three Years Ended	Date of this
Officer	Date of Loan	Amount		Rate	December 31, 2005	Prospectus

James W. Young, Ph.D.	May 17, 2000	$135,000	(1)	6.6%	$135,000	$—
Daryl B. Winter, Ph.D., J.D.	April 13, 2000	90,000	(2)	6.6	90,000	—
	April 13, 2000	100,000	(3)	6.6	100,000	—

(1)	This loan was evidenced by a full recourse promissory note and was used to purchase 105,882 shares of our common stock pursuant to an option grant. This loan was repaid in full in May 2005.

(2)	This loan was evidenced by full recourse promissory note and was used to purchase 70,588 shares of our common stock pursuant to an option grant. This note was forgiven in full in April 2004.

(3)	This loan was evidenced by a full recourse promissory note and was used, in part, to purchase a home. The loan was secured by shares of our common stock and had a five-year term expiring in April 2005. Principal and accrued interest were forgiven under the loan upon the five-year anniversary of Dr. Winter’s employment in April 2005.

Biogen Idec

In December 2002, we issued a promissory note to Biogen Idec for up to $4.0 million in connection with a research collaboration agreement with Biogen Idec. Under the promissory note, we could draw down up to $4.0 million over a period of ten calendar quarters beginning on April 1, 2003 and ending on June 30, 2005. The principal and interest of each draw was due five years from the date of advance of each draw and bore interest at 3% above LIBOR to be paid quarterly. In September 2005, we repaid this $4.0 million loan in full with interest with proceeds from our IPO.

In August 2004, we entered into a research collaboration with Biogen Idec to discover and develop small molecules targeting kinases, a family of cell signaling enzymes that play a role in the progression of cancer. Under the terms of the agreement, we received a $7.0 million upfront, non-refundable and non-creditable technology access fee, which is being recognized as revenue over an initial four-year research term. Concurrent with the signing of the agreement, Biogen Idec made a $14.0 million equity investment and purchased shares of our Series C-2 preferred stock that were converted into 1,538,415 shares of common stock immediately prior to the closing of our IPO.

In December 2005, pursuant to the kinase license and collaboration agreement with Biogen, Idec, we achieved a discovery milestone relating to the discovery of novel Raf kinase inhibitors for the treatment of cancer. In March 2006, pursuant to this same collaboration agreement with Biogen, Idec, we achieved another discovery milestone for the discovery of novel inhibitors of an undisclosed oncology kinase target. Each milestone achieved triggered a $500,000 payment to us.

Sales of Common Stock

Affiliates of Warburg Pincus Equity Partners, L.P., affiliates of Venrock Associates II, L.P. and Biogen Idec purchased 445,000, 135,000 and 714,286 shares of our common stock, respectively, at a price of $7.00 per share in our IPO in September 2005.

Affiliates of Warburg Pincus Equity Partners, L.P. purchased 805,153 shares of our common stock and warrants to purchase an additional 241,546 shares of our common stock in the 2006 PIPE.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of March 31, 2006, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of March 31, 2006 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

This table lists applicable percentage ownership based on 29,214,292 shares of common stock outstanding as of March 31, 2006. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Sunesis Pharmaceuticals, Inc., 341 Oyster Point Boulevard, South San Francisco, California 94080.

	Shares Beneficially Owned		Shares to be	Shares Beneficially Owned
	Prior to Offering		Sold in the	After Offering
Name	Number	Percent	Offering	Number	Percent

Entities affiliated with Abingworth(1)	1,383,234	4.7%	607,086	776,148	2.7%
Entities affiliated with Alta Partners(2)	2,512,203	8.4	2,512,203	—	—
Entities affiliated with Baker Biotech(3)	1,465,378	5.0	1,465,378	—	—
Biogen Idec(4)	2,912,022	10.0	—	2,912,022	10.0
Entities affiliated with BVF(5)	628,020	2.1	628,020	—	—
Entities affiliated with Credit Suisse First Boston(6)	3,406,490	11.7	—	3,406,490	11.7
Entities affiliated with Deerfield(7)	2,093,398	7.0	2,093,398	—	—
Domain Public Equity Partners, L.P.(8)	1,046,699	3.6	1,046,699	—	—
The Board of Trustees of the Leland Stanford Junior University (SBST)(9)	20,808	*	20,808	—	—
Entities affiliated with Warburg Pincus(10)	3,868,421	13.1	1,046,699	2,821,722	9.7
James W. Young, Ph.D.(11)	344,410	1.2	—	344,410	1.2
Daniel N. Swisher, Jr.(12)	309,374	1.0	—	309,374	1.0
Eric H. Bjerkholt(13)	91,470	*	—	91,470	*
Daniel C. Adelman, M.D.(14)	92,647	*	—	92,647	*
Daryl B. Winter, Ph.D.(15)	141,618	*	—	141,618	*
Anthony B. Evnin, Ph.D.(16)	1,141,744	3.9	—	1,141,744	3.9
Stephen P.A. Fodor, Ph.D.(17)	30,589	*	—	30,589	*
Matthew K. Fust(18)	21,176	*	—	21,176	*

	Shares Beneficially Owned		Shares to be	Shares Beneficially Owned
	Prior to Offering		Sold in the	After Offering
Name	Number	Percent	Offering	Number	Percent

Steven D. Goldby(19)	30,589	*	—	30,589	*
Russell C. Hirsch, M.D., Ph.D.	—	—	—	—	—
Jonathan S. Leff(10)	3,868,425	13.1	1,046,699	2,821,726	9.7
James A. Wells, Ph.D.(20)	469,413	1.6	—	469,413	1.6
All executive officers and directors as a group (12 persons) (21)	6,541,451	22.3	1,046,699	5,494,752	18.8

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Includes (i) 776,148 shares held by Abingworth Bioventures II SICAV (in liquidation), a Luxembourg registered investment company, and (ii) 466,989 shares and 140,097 shares issuable upon exercise of warrants held by Abingworth Bioequities Master Fund Ltd. All such warrants are immediately exercisable. William Knight, Paul Meyers, Karl U. Sanne, Jean Welter and Genevieve Blauen are the members of the Board of Liquidators, which has powers equivalent to a company’s board of directors. These individuals may be deemed to share dispositive and voting power over the shares owned by Abingworth Bioventures II SICAV (in liquidation). Joe Anderson, Michael Bigham, Stephen Bunting, David Leathers and Jonathan MacQuitty have dispositive and voting power over the shares owned by Abingworth Bioequities Master Fund Ltd. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Abingworth Bioventures II SICAV is Val des Bons Malades, 2121 Kirchberg, Luxembourg. The address of Abingworth Bioequities Master Fund Ltd. is c/o Bisys Hedge Fund Services (Ireland) LTD, One Georges Quay Plaza, 6th Floor, Dublin 2, Ireland.

(2)	Includes (i) 118,870 shares and 35,661 shares issuable upon exercise of warrants held by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, (ii) 1,769,975 shares and 530,992 shares issuable upon exercise of warrants held by Alta BioPharma Partners III, L.P. and (iii) 43,619 shares and 13,086 shares issuable upon exercise of warrants held by Alta Embarcadero BioPharma Partners III, LLC. All such warrants are immediately exercisable. Alta Partners III, Inc. provides investment advisory services to Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, Alta BioPharma Partners III, L.P. and Alta Embarcadero BioPharma Partners III, LLC, which we refer to collectively as the Alta Funds. The managing directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG) and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole dispositive and voting power over the shares owned by the Alta Funds. Certain principals of Alta Partners III, Inc., Jean Deleage, Alix Marduel, Farah Campsi, Edward Penhoet and Ed Hurwitz, are managing directors of Alta BioPharma Management III, LLC and managers of Alta Embarcadero BioPharma Partners III, LLC. These individuals may be deemed to share dispositive and voting power over the shares held by the Alta Funds. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Alta Partners III, Inc. and its affiliates is One Embarcadero Center, 37th Floor, San Francisco, California 94111.

(3)	Includes (i) 340,824 shares and 102,247 shares issuable upon exercise of warrants held by Baker Biotech Fund I, L.P., (ii) 40,577 shares and 12,173 shares issuable upon exercise of warrants held by Baker Biotech Fund II (Z), L.P., (iii) 310,675 shares and 93,203 shares issuable upon exercise of warrants held by Baker Biotech Fund II, L.P., (iv) 49,103 shares and 14,731 shares issuable upon exercise of warrants held by Baker Biotech Fund III (Z), L.P., (v) 300,399 shares and 90,120 shares issuable upon exercise of warrants held by Baker Biotech Fund III, L.P., (vi) 30,525 shares and 9,158 shares issuable upon exercise of warrants held by Baker Bros. Investments II, L.P., (vi) 34,383 shares and 10,315 shares issuable upon exercise of warrants held by Baker Bros. Investments, L.P. and (vii) 20,728 shares and 6,217 shares issuable upon exercise of warrants held by 14159, L.P. All such warrants are immediately exercisable. Julian

Baker and Felix Baker share dispositive and voting power over the shares owned by Baker Biotech Fund I, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund II, L.P., Baker Biotech Fund III (Z), L.P., Baker Biotech Fund III, L.P., Baker Bros. Investments II, L.P., Baker Bros. Investments, L.P. and 14159, L.P.. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Baker Bros. Investments, L.P. and its affiliates is 667 Madison Avenue, 17th Floor, New York, New York 10021.

(4)	Biogen Idec MA, Inc., a Massachusetts corporation, is a wholly-owned subsidiary of Biogen Idec Inc., a Delaware corporation that is publicly traded on the Nasdaq National Market. James C. Mullen, Peter N. Kellogg and Bruce R. Ross are directors and/or executive officers of Biogen Idec MA, Inc. These individuals may be deemed to share dispositive and voting power over the shares which are, or may be, deemed to be beneficially owned by Biogen Idec MA, Inc. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

(5)	Includes (i) 71,900 shares and 21,570 shares issuable upon exercise of warrants held by Biotechnology Value Fund II, L.P., (ii) 104,733 shares and 31,420 shares issuable upon exercise of warrants held by Biotechnology Value Fund, L.P., (iii) 30,419 shares and 9,126 shares issuable upon exercise of warrants held by Investment 10, L.L.C. and (iv) 276,040 shares and 82,812 shares issuable upon exercise of warrants held by BVF Investments, L.L.C. All such warrants are immediately exercisable. Mark Lampert is President of BVF Inc., which is a general partner of BVF Partners L.P., which is a general partner of Biotechnology Value Fund II, L.P. and Biotechnology Value Fund, L.P., the investment manager of Investment 10, L.L.C. and manager of BVF Investments, L.L.C. Mr. Lampert may be deemed to have dispositive and voting power over the shares owned by Biotechnology Value Fund II, L.P., Biotechnology Value Fund, L.P., Investment 10, L.L.C. and BVF Investments, L.L.C. Mr. Lampert disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Biotechnology Value Fund, L.P. and its affiliates is 900 N. Michigan Avenue, Suite 1100, Chicago, Illinois 60611.

(6)	Includes (i) 175,775 shares held by EMA Partners Fund 2000, L.P., or EMA Partners, (ii) 233,004 shares held by EMA Private Equity Fund 2000, L.P., or EMA Private, (iii) 654,387 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P., or CSFB Bermuda, (iv) 2,341,061 shares held by Credit Suisse First Boston Equity Partners, L.P., or CSFB-EP, and (v) 2,263 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P., or CSFB U.S. Credit Suisse First Boston Advisory Partners, LLC, or CSFB Advisory, manages the investments of CSFB-EP, CSFB Bermuda and CSFB U.S. EMA Partners and EMA Private each must invest in and dispose of its portfolio securities simultaneously with CSFB-EP on a pro rata basis. CFSB Advisory may be deemed to have dispositive and voting power over the shares held by CSFB-EP, CSFB Bermuda, CSFB U.S., EMA Partners and EMA Private. Credit Suisse Group, through a wholly-owned subsidiary, is a parent of CSFB Advisory, and may be deemed to have dispositive and voting power over the shares held by CSFB-EP, CSFB Bermuda, CSFB U.S., EMA Partners and EMA Private. Credit Suisse Group disclaims beneficial ownership of the shares owned by such investment partnerships. The address of Credit Suisse First Boston and its affiliates is Eleven Madison Avenue, New York, New York 10010.

(7)	Includes (i) 425,000 shares and 127,000 shares issuable upon exercise of warrants held by Deerfield International Limited, (ii) 323,306 shares and 99,092 shares issuable upon exercise of warrants held by Deerfield Partners, L.P., (iii) 560,000 shares and 167,000 shares issuable upon exercise of warrants held by Deerfield Special Situations Fund International, Ltd. and (iv) 302,000 shares and 90,000 shares issuable upon exercise of warrants held by Deerfield Special Situations Fund, L.P. James Flynn, investment manager of each of Deerfield International Limited, Deerfield Partners, L.P., Deerfield Special Situations Fund International, Ltd. and Deerfield Special Situations Fund, L.P. has dispositive and voting power over the shares owned by these funds. All such warrants are immediately exercisable. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Deerfield and its affiliates is 780 Third Avenue, 37th Floor, New York, New York 10017.

(8)	Includes 805,153 shares and 241,546 shares issuable upon exercise of warrants held by Domain Public Equity Partners, L.P., or DPEP. All such warrants are immediately exercisable. The sole general partner of DPEP is Domain Public Equity Associates, L.L.C. The managing members of Domain Public Equity Associates, L.L.C. are Nicole Vitullo and Domain Associates L.L.C. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More, Nicole Vitullo and Brian Halak. These individuals share dispositive and voting power over the shares owned by DPEP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Domain Public Equity Partners, L.P. is c/o Domain Associates, One Palmer Sq., Suite 515, Princeton, New Jersey 08542.

(9)	Includes 16,006 shares and 4,802 shares issuable upon exercise of warrants held by The Board of Trustees of the Leland Stanford Junior University (SBST). All such warrants are immediately exercisable. Martina Poquet, Josh Richter and Victoria VonSchell have dispositive and voting power over the shares owned by The Board of Trustees of the Leland Stanford Junior University (SBST). Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of The Board of Trustees of the Leland Stanford Junior University (SBST) is c/o Stanford Management Company, 2770 Sand Hill Road, Menlo Park, California 94025.

(10)	Includes (i) 3,506,739 shares and 228,261 shares issuable upon exercise of warrants held by Warburg, Pincus Equity Partners, L.P., or WPEP, (ii) 109,214 shares and 12,077 shares issuable upon exercise of warrants held by Warburg, Pincus Netherlands Equity Partners I, C.V., or WP Netherlands I, (iii) 10,922 shares and 1,208 shares issuable upon exercise of warrants held by Warburg, Pincus Netherlands Equity Partners III, C.V., or WP Netherlands III, and (iv) for Mr. Leff only, 4 shares held by his family members. All such warrants are immediately exercisable. Warburg Pincus Partners, LLC, a subsidiary of Warburg Pincus & Co., is the sole general partner of WPEP, WP Netherlands I and WP Netherlands III. Warburg Pincus LLC manages WPEP, WP Netherlands I and WP Netherlands III. Mr. Leff, one of our directors, is a Partner of Warburg, Pincus & Co. and a Managing Director and Member of Warburg Pincus LLC. Charles R. Kaye and Joseph P. Landy are Managing General Partners of Warburg Pincus & Co. and Managing Members and Co-Presidents of Warburg Pincus LLC. Messrs. Kay, Landy and Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg Pincus entities. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Warburg Pincus and its affiliates is 466 Lexington Avenue, New York, New York 10017.

(11)	Includes 11,765 shares held by family members and 109,117 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006. Dr. Young disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(12)	Includes 297,609 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(13)	Includes 91,470 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(14)	Includes 92,647 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(15)	Includes 71,030 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(16)	Includes (i) 467,380 shares held by Venrock Associates, (ii) 649,955 shares held by Venrock Associates II, L.P. and (iii) 24,409 shares held by Venrock Entrepreneur’s Fund, L.P. Anthony B. Evnin, Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Michael F. Tyrrell and Anthony Sun are the general partners of Venrock Associates and Venrock Associates II, L.P. These individuals may be deemed to share dispositive and voting power over the shares which are, or may be, deemed to be beneficially owned by Venrock Associates and Venrock Associates II, L.P. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. The general partner of Venrock Entrepreneurs Fund, L.P. is Venrock Management LLC. Anthony B. Evnin, Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Michael F. Tyrrell and

Anthony Sun are the members of Venrock Management LLC. These individuals may be deemed to share dispositive and voting power over the shares which are, or may be, deemed to be beneficially owned by Venrock Entrepreneurs Fund, L.P. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. The address of Venrock Associates and its affiliates is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(17)	Includes 30,589 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(18)	Includes 21,176 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(19)	Includes 30,589 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(20)	Includes 145,883 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006.

(21)	Includes (i) 890,110 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2006 and (ii) 241,546 shares issuable upon the exercise of immediately exercisable warrants.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options and other rights to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary and does not purport to be complete. You should also refer to our amended and restated certificate of incorporation and amended and restated bylaws which are exhibits incorporated by reference to our registration statement, of which this prospectus forms a part.

We are authorized to issue up to 105,000,000 shares of capital stock, $0.0001 par value, divided into two classes designated common stock and preferred stock. Of our authorized shares, 100,000,000 shares are designated as common stock and 5,000,000 shares are designated as preferred stock.

Common Stock

As of March 31, 2006, there were 29,214,292 shares of common stock outstanding that were held of record by 224 stockholders. As of March 31, 2006, there were outstanding options to purchase a total of 2,937,830 shares of our common stock under our 1998 Plan, 2001 Plan, 2005 Plan and 2006 Plan. As of March 31, 2006, we had outstanding warrants to purchase 2,700,296 shares of our common stock.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of our directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The shares of our common stock to be sold pursuant to this prospectus are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. We have no present plan to issue any shares of preferred stock.

Warrants

As of March 31, 2006, we had outstanding warrants to purchase 2,700,296 shares of common stock at exercise prices per share ranging from $4.25 to $17.00, with a weighted average exercise price of $6.83. These warrants expire on dates ranging between April 2008 to March 2013.

Registration Rights

The holders of 7,359,084 shares of our common stock, including 494,748 shares issuable upon exercise of outstanding warrants but excluding shares of our common stock registered hereunder, are entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, unless waived and subject to certain marketing and other limitations. Beginning in April 2006, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and if underwritten, the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain “piggyback” registration rights.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) or holder of greater than 10% of our common stock may call a special meeting of stockholders. Our amended and restated certificate of incorporation requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Sunesis Pharmaceuticals, Inc. by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.sunesis.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our annual report on Form 10-K for the year ended December 31, 2005;

•	our current reports on Form 8-K filed on January 6, 2006, February 15, 2006, March 22, 2006, March 24, 2006 and May 4, 2006; and

•	our definitive proxy statement on Schedule 14A filed on April 28, 2006, including the sections captioned “Compensation Committee Report” and “Stock Performance Graph.”

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Daryl B. Winter, Ph.D., Executive Vice President and General Counsel, Sunesis Pharmaceuticals, Inc., 341 Oyster Point Boulevard, South San Francisco, California 94080, telephone: (650) 266-3500.